UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DigitalNet Holdings, Inc.

(Name of Issuer)

Common Stock (par value $0.001 per share)

(Title of Class of Securities)

25389B 10 3

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25389B 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Fund VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Co-Invest, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Partners VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GTCR Golder Rauner, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 (See Item 4)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0 (See Item 4)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer DigitalNet Holdings, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2525 Network Place Herndon, VA 20171

Item 2.
(a)

Name of Person Filing

This statement is filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) GTCR Fund VII, L.P., a Delaware limited partnership (the “Fund VII”), by virtue of its direct beneficial ownership of Common Stock; (ii) GTCR Co-Invest, L.P., a Delaware limited partnership (“GTCR Co-Invest”), by virtue of its direct beneficial ownership of Common Stock; (iii) GTCR Partners VII, L.P., a Delaware limited partnership (“GTCR Partners VII”), by virtue of it being the general partner of Fund VII; and (iv) GTCR Golder Rauner, L.L.C., a Delaware limited liability company (“GTCR LLC”), by virtue of it being the general partner of GTCR Partners VII and GTCR Co-Invest.  Fund VII, GTCR Co-Invest, GTCR Partners VII and GTCR LLC are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this statement as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement in accordance with the provisions of Rule 13d-(1)(k) under the Act.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

(b)

Address of Principal Business Office or, if none, Residence

The address of the principal business and principal office of each of the Reporting Persons is

Sears Tower, Suite 6100, Chicago, Illinois 60606.

	(c)	Citizenship Each of the Reporting Persons is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share
	(e)	CUSIP Number 25389B 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2004, Fund VII is the direct beneficial owner of -0- shares of Common Stock and GTCR Co-Invest is the direct beneficial owner of -0- shares of Common Stock.

On October 25, 2004, Fund VII and Co-Invest disposed of an aggregate of 8,049,564 shares of Common Stock pursuant to a merger agreement, dated September 11, 2004, between the issuer, BAE Systems North America Inc. and BAE Systems Acquisition Corp. in exchange for a cash payment of $30.25 per share.

(b)

Percent of class:

Fund VII: 0.0% (based on 16,344,792 shares outstanding as of September 11, 2004, as reported in the Issuer’s Definitive Information Statement filed with the SEC on Form 14C on October 4, 2004)

GTCR Co-Invest: 0.0% (based on 16,344,792 shares outstanding as of September 11, 2004, as reported in the Issuer’s Definitive Information Statement filed with the SEC on Form 14C on October 4, 2004)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Fund VII: 0 GTCR Co-Invest: 0
(ii) Shared power to vote or to direct the vote Fund VII: 0 GTCR Co-Invest: 0
(iii) Sole power to dispose or to direct the disposition of Fund VII: 0 GTCR Co-Invest: 0
(iv) Shared power to dispose or to direct the disposition of Fund VII: 0 GTCR Co-Invest: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005
(DATE)

GTCR FUND VII, L.P.

By:	GTCR Partners VII, L.P.
Its:	General Partner

By:	GTCR Golder Rauner, L.L.C.,
Its:	General Partner

By:	/s/ PHILIP A. CANFIELD
Name:	Philip A. Canfield
Its:	Principal

GTCR PARTNERS VII, L.P.

By:	GTCR Golder Rauner, L.L.C.,
Its:	General Partner

By:	/s/ PHILIP A. CANFIELD
Name:	Philip A. Canfield
Its:	Principal

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ PHILIP A. CANFIELD
Name:	Philip A. Canfield
Its:	Principal

GTCR CO-Invest, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ PHILIP A. CANFIELD
Name:	Philip A. Canfield
Its:	Principal

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

SCHEDULE 13G JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: February 10, 2005

GTCR FUND VII, L.P.

	By:	GTCR Partners VII, L.P.
	Its:	General Partner

	By:	GTCR Golder Rauner, L.L.C.,
	Its:	General Partner

	By:	/s/ PHILIP A. CANFIELD
	Name:	Philip A. Canfield
	Its:	Principal

GTCR PARTNERS VII, L.P.

	By:	GTCR Golder Rauner, L.L.C.,
	Its:	General Partner

	By:	/s/ PHILIP A. CANFIELD
	Name:	Philip A. Canfield
	Its:	Principal

GTCR GOLDER RAUNER, L.L.C.

By:	/s/ PHILIP A. CANFIELD
Name:	Philip A. Canfield
Its:	Principal

GTCR CO-Invest, L.P.

By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner

By:	/s/ PHILIP A. CANFIELD
Name:	Philip A. Canfield
Its:	Principal